Exhibit 10.49

EMPLOYMENT AGREEMENT
This Employment Agreement (the “Agreement”), dated as of February 18, 2016, is entered into by and between Six Flags Entertainment Corporation, a Delaware corporation (the “Company”) and Marshall Barber (the “Executive”).
W I T N E S S E T H:
WHEREAS, the Company and Executive desire that Executive serve as Executive Vice President and Chief Financial Officer of the Company on the terms set forth in this Agreement and to confirm the terms and conditions of such employment by entering into this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, it is hereby agreed as follows:
1.Term of Employment. The term of Executive’s employment by the Company pursuant to this Agreement shall commence on February 19, 2016 (the “Effective Date”) and shall terminate in accordance with Section 4 hereof (such term, the “Term”).
2.Position, Duties and Location.
(a)Position and Duties. Executive shall serve as the Executive Vice President and Chief Financial Officer of the Company. During the Term, Executive shall have the duties and responsibilities for the position(s) then held by Executive that are commensurate with those held by similarly situated executives at similarly situated companies of similar size, and such other duties and responsibilities assigned by the Chief Executive Officer that are reasonably consistent with Executive’s position. Executive shall report to the Chief Executive Officer.
(b)Attention and Time. Executive shall devote substantially all Executive’s business attention and time to Executive’s duties hereunder and shall use Executive’s reasonable best efforts to carry out such duties faithfully and efficiently. During the Term, it shall not be a violation of this Agreement for Executive to (i) serve on industry, trade, civic or charitable boards or committees; (ii) deliver lectures or fulfill speaking engagements; or (iii) manage personal investments, as long as such activities do not materially interfere with the performance of Executive’s duties and responsibilities as described herein. Executive shall be permitted to serve on for-profit corporate boards of directors if approved in advance by the Board. Notwithstanding the foregoing, Executive shall use Executive’s best efforts to resign from any outside positions consistent with Executive’s obligations with respect to such position if the Board determines in good faith that such activities interfere in any material respect with the performance of Executive’s duties and responsibilities for the Company.
(c)Location. Executive’s principal place of employment shall be located at the Company’s offices in Grand Prairie, Texas but Executive shall be required to travel to and render services at other Company locations, as may reasonably be required by Executive’s duties hereunder.
3.Compensation.
(a)Base Salary. Executive shall receive a base salary (as applicable, the “Base Salary”) at an annual rate of no less than $500,000. Executive’s Base Salary shall be reviewed by the Company in 2017 and at least annually thereafter for increase. Base Salary shall be paid at such times and in such manner as the Company customarily pays the base salaries of its employees. In the event that Executive’s Base Salary is increased by the Board in its discretion at any time during the Term, such increased amount shall thereafter constitute the Base Salary.
(b)Annual Bonus. During the Term, Executive shall have a target bonus opportunity (“Target Bonus”) of 75% of Base Salary. Notwithstanding the foregoing, for the 2016 performance year, Executive’s Target Bonus percentage shall be pro rated with 75% of Base Salary as the Target Bonus percentage for the portion of the 2016 fiscal year this Agreement is in effect and the proportion of an annual Target Bonus of $100,000 related to the portion of the 2016 fiscal year before this Agreement is in effect. Any annual bonus payable to Executive shall be paid during the calendar year following the calendar year performance year and no later than five days following the filing of the Company’s Form 10-K for the performance year (or, if the Company is not required to or does not file a Form 10-K, no later than five days following the completion of the audit of the applicable performance year).
(c)Equity Awards. On the Effective Date, Executive shall be granted options with respect to 75,000 shares of the Company’s common stock (each, a “Share”) in accordance with the Company’s standard option agreement and with a per Share exercise price equal to the closing price of a Share on the NYSE on the Effective Date. On the Effective Date, the Executive shall be granted an additional award under the Company’s Project 600 Program with a Target Award (as such term is used under such Program) of 30,000 Shares for a total Target Award (including his existing award) under the Company’s Project 600 Program of 52,500 Shares. The Executive shall participate in the Company’s Project 600 Program in accordance with its terms on the Effective Date.
(d)Other Compensation and Benefits. During the Term, Executive shall be entitled to participate in or receive benefits under any employee benefit programs of the Company (including life, health and disability programs) that are made available generally to executive officers of the Company to the extent that Executive complies with the conditions attendant with coverage under such plans or arrangements. Nothing contained herein shall be construed to prevent the Company from modifying or terminating any plan or arrangement (excluding, as it relates to Executive, the annual bonus program described in Section 3(b), expense reimbursements described in Section 3(e) and the equity awards provided hereunder). Notwithstanding the foregoing, Executive shall be entitled to four weeks of paid vacation per calendar year.
(e)Expenses. The Company shall promptly reimburse Executive in accordance with applicable Company policy for all reasonable expenses that Executive incurs during Executive’s employment with the Company in carrying out Executive’s duties under this Agreement. Without limitation on the foregoing, the Company shall reimburse Executive for all reasonable costs incurred in traveling to Company locations other than Grand Prairie, Texas, including, without limitation, lodging (hotel or otherwise), meals and transportation, subject to the Company’s reasonable requirements with respect to reporting and documentation of such expenses.
4.Termination of Employment. Executive’s employment shall terminate automatically upon Executive’s death or Disability. The Company may terminate Executive’s employment for Cause or without Cause. Executive may terminate Executive’s employment with or without Good Reason. Upon termination of Executive’s employment for any reason, the Company shall pay Executive within 10 business days of Executive’s Date of Termination (except with respect to reimbursements described in clause (D), which shall be paid within 20 business days of Executive’s Date of Termination): (A) unpaid Base Salary through the Date of Termination, (B) any earned but unpaid bonus for the prior fiscal year, (C) any benefits due to Executive under any employee benefit plan of the Company and any payments due to Executive under the terms of any Company program, arrangement or agreement, including insurance policies but excluding any severance program or policy and (D) any expenses owed to Executive, provided Executive properly submits documentation therefor in accordance with applicable Company policy within 10 business days after the Date of Termination ((A), (B), (C) and (D) collectively, the “Accrued Amounts”).
(a)Death; Disability; Termination For Cause; Termination without Good Reason. Upon a termination of Executive’s employment (i) due to Executive’s death or Disability, or (ii) by the Company for Cause or by Executive without Good Reason, Executive (or, in the case of Executive’s death, Executive’s estate and/or beneficiaries) shall be entitled to Executive’s Accrued Amounts and Executive shall have no further right or entitlement under this Agreement to payments arising from termination of Executive’s employment due to death or Disability, by the Company for Cause or by Executive without Good Reason. In addition, in the event of the termination of Executive’s employment due to death or Disability, Executive (or Executive’s estate) shall be entitled to (i) a pro rata portion (based on the number of days during the applicable performance year Executive was employed by the Company) of the annual bonus that would otherwise have been paid to Executive if Executive’s employment had not so terminated (a “Pro Rata Bonus”), payable at the time described in Section 3(b) and (ii) immediate vesting of all time-vested options, stock appreciation rights, restricted stock, restricted stock units and other time-vested equity-based incentive awards then held by Executive (excluding any performance-based awards such as awards issued pursuant to the Company’s Project 500 and Project 600 Programs) (collectively, “Equity Awards”), with all outstanding options and stock appreciation rights remaining exercisable for the shorter of their originally scheduled respective terms and one year following Executive’s Date of Termination. Moreover, in the event of the termination of Executive’s employment due to Disability, Executive shall be entitled to payment of an amount equal to the product of one (1) and the sum of Executive’s Base Salary and Target Bonus for the year of termination, such amount to be paid in a lump sum as soon as practicable after the Date of Termination but no later than the earliest time permitted under Section 4(d) and Section 19.
(b)Termination Without Cause or for Good Reason Not Related to a Change in Control. In the event that, during the Term, the Company terminates Executive’s employment without Cause or Executive terminates Executive’s employment for Good Reason other than as set forth in Section 4(c), Executive shall be entitled to the Accrued Amounts and, subject to Executive’s compliance with Sections 5, 6 and 7, the following payments and benefits in lieu of any payments or benefits under any severance program or policy of the Company or its Affiliates:
(A)payment of a Pro Rata Bonus, payable at the time described in Section 3(b);
(B)payment of an amount equal to the product of one (1) and the sum of (X) Executive’s Base Salary (excluding any reductions thereto that serve as the basis for a termination for Good Reason) and (Y) Target Bonus for the year of termination, such amount to be paid in a lump sum as soon as practicable after the Date of Termination but no later than the earliest time permitted under Section 4(d) and Section 19;
(C)at the Company’s election, either (X) subject to Executive’s making a timely election pursuant to COBRA, continued health care coverage for a period of eighteen (18) months commencing on the Date of Termination or until Executive receives comparable coverage from a subsequent employer for Executive (and Executive’s eligible dependents, if any) under the Company’s health plans on the same basis as such coverage is made available to executives employed by the Company (including, without limitation, copays, deductibles and other required payments and limitations) with the Company paying the applicable COBRA premium in excess of the amount paid by active employees for such coverage or otherwise providing such coverage to Executive for the amount paid by active employees for such coverage and Executive’s qualifying event for purposes of COBRA shall be treated as occurring at the Date of Termination or (Y) a cash lump sum payment equal to (i) eighteen (18) multiplied by (ii) the excess of the monthly applicable COBRA premium as of Executive’s Date of Termination for health care coverage Executive (and Executive’s eligible dependents, if any) had from the Company immediately prior to Executive’s Date of Termination over the monthly dollar amount Executive would have paid to the Company for such health care coverage if Executive remained employed for the eighteen (18) month period commencing on the Date of Termination;
(D)immediate vesting of the unvested Equity Awards that are scheduled to vest in the twelve (12) month period following Executive’s Date of Termination, with all vested options and stock appreciation rights remaining exercisable for the shorter of their originally scheduled respective terms and one year following Executive’s Date of Termination; and
(E)executive outplacement services as reasonably determined by the Company.
(c)Termination Without Cause or for Good Reason Related to a Change in Control. In the event that, during the Term on or within two years after or in anticipation of a Change in Control, the Company terminates Executive’s employment without Cause or Executive terminates Executive’s employment for Good Reason other than as set forth in Section 4(b), Executive shall be entitled to the Accrued Amounts and, subject to Executive’s compliance with Sections 5, 6 and 7, the following payments and benefits in lieu of any payments or benefits under any severance program or policy of the Company or its Affiliates:
(A)payment of a Pro Rata Bonus, payable at the time described in Section 3(b);
(B)payment of an amount equal to the product of two (2) and the sum of (X) Executive’s Base Salary (excluding any reductions thereto that serve as the basis for a termination for Good Reason) and (Y) Target Bonus for the year of termination, such amount to be paid in a lump sum as soon as practicable after the Date of Termination but no later than the earliest time permitted under Section 4(d) and Section 19;
(C)at the Company’s election, either (X) subject to Executive’s making a timely election pursuant to COBRA, continued health care coverage for a period of eighteen (18) months commencing on the Date of Termination or until Executive receives comparable coverage from a subsequent employer for Executive (and Executive’s eligible dependents, if any) under the Company’s health plans on the same basis as such coverage is made available to executives employed by the Company (including, without limitation, copays, deductibles and other required payments and limitations) with the Company paying the applicable COBRA premium in excess of the amount paid by active employees for such coverage or otherwise providing such coverage to Executive for the amount paid by active employees for such coverage and Executive’s qualifying event for purposes of COBRA shall be treated as occurring at the Date of Termination or (Y) a cash lump sum payment equal to (i) eighteen (18) multiplied by (ii) the excess of the monthly applicable COBRA premium as of Executive’s Date of Termination for health care coverage Executive (and Executive’s eligible dependents, if any) had from the Company immediately prior to Executive’s Date of Termination over the monthly dollar amount Executive would have paid to the Company for such health care coverage if Executive remained employed for the eighteen (18) month period commencing on the Date of Termination;
(D)all of the Equity Awards shall fully vest; and
(E)executive outplacement services as reasonably determined by the Company.
(d)Release. As a condition to receiving the payments and benefits set forth in Section 4(b) or Section 4(c), Executive shall be required, within 60 days of Executive’s Date of Termination (including, without limitation, a Date of Termination that occurs after the expiration of the Term), to execute, deliver and not revoke (with any applicable revocation period having expired) a general release of claims in a form attached hereto as Exhibit D. To the extent required by Section 19, any payments or benefits that would otherwise have been made during such 60-day period shall not be made and shall be accumulated and paid in a single lump sum on the expiration of such 60-day period.
(e)Full Discharge. The amounts payable to Executive under this Section following termination of Executive’s employment shall be in full and complete satisfaction of Executive’s rights under this Agreement and any other claims Executive may have in respect of Executive’s employment by the Company or any of its subsidiaries, and Executive acknowledges that such amounts are fair and reasonable, and Executive’s sole and exclusive remedy, in lieu of all other remedies at law or in equity, with respect to the termination of Executive’s employment hereunder or breach of this Agreement. Nothing contained in this subsection shall serve as a bar to any claim that would not have been released if Executive executed the release attached as Exhibit A upon Executive’s Date of Termination, whether or not such release is required to be executed in connection with such termination.
(f)Definitions. For purposes of this Agreement, the following definitions shall apply:
(i)“Affiliate” shall mean a person or other entity that directly or indirectly controls, is controlled by, or is under common control with the Company.
(ii)“Board” shall mean the Board of Directors of the Company. The duties and responsibilities of the Board hereunder may be exercised by a committee of the Board, which shall be considered to be the “Board” for purposes hereof.
(iii)“Cause” shall mean: (A) Executive’s continued failure (except where due to physical or mental incapacity) to endeavor in good faith to substantially perform Executive’s duties hereunder after written notice from the Company requesting such performance and specifying Executive’s alleged noncompliance; (B) Executive’s material malfeasance or gross neglect in the performance of Executive’s duties hereunder; (C) Executive’s conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving moral turpitude or a felony; (D) the commission by Executive of an act of fraud or embezzlement against the Company or any Affiliate constituting a crime; (E) Executive’s material breach of any material provision of this Agreement (as determined in good faith by the Board) that is not remedied within fifteen (15) days after (I) written notice from the Company specifying such breach and (II) the opportunity to appear before the Board; (F) Executive’s material violation of a material Company policy that causes demonstrable damage to the Company, which damage is not insignificant; (G) Executive’s continued failure to cooperate in any audit or investigation involving the Company or its Affiliates or its or their financial statements or business practices that is not remedied within fifteen (15) days of written notice from the Company specifying such failure; or (H) Executive’s actual gross misconduct that the Board determines in good faith adversely and materially affects the business or reputation of the Company and its Subsidiaries taken as a whole; provided that in any dispute pursuant to Section 10 regarding whether “Cause” exists under this clause (H), the arbitrator shall make a de novo review of whether Executive’s actual gross misconduct adversely and materially affected the business or reputation of the Company and its Subsidiaries taken as a whole, it being understood that Executive’s termination shall be determined by the arbitrator to have been by the Company without Cause under this clause (H) if either (a) Executive did not actually engage in gross misconduct or (b) such gross misconduct did not in fact have an adverse and material effect on the business or reputation of the Company and its Subsidiaries taken as a whole
(iv)“Change in Control” shall mean: (A) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but excluding (x) any employee benefit plan of the Company, (y) any Permitted Holder or (z) any acquisitions pursuant to a transaction described in clause (D) below, that does not constitute a Change in Control), is or becomes the “beneficial owner” (as defined in Rules 13d3 and 13d5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only through the passage of time), directly or indirectly, of more than thirtyfive percent (35%) of the voting stock of the Company; (B) at any time, the Continuing Directors (as defined below) cease for any reason to constitute at least a majority of the Board; (C) a direct or indirect sale or other transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or (D) consummation of any merger, consolidation or like business combination or reorganization of the Company that results in the voting securities of the Company outstanding immediately prior to the consummation of such merger, consolidation or like business combination or reorganization not representing (either by remaining outstanding or by being converted into voting securities of the applicable surviving or other entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company (or its successor) (or the ultimate parent company thereof) outstanding immediately after such merger, consolidation or like business combination or reorganization. Only one (1) Change in Control may occur during the Term.
(v)“Continuing Directors” shall mean, as of any date of determination, any member of the Board who (i) was a member of the Board on the date of this Agreement or (ii) was nominated for election or elected to the Board with the approval of a majority of the Continuing Directors who were members of the Board at the time of such nomination or election.
(vi)“Date of Termination” / “Notice of Termination.” Any termination of Executive’s employment by the Company or by Executive under this Section 4 (other than termination due to death) shall be communicated by a written notice to the other party hereto indicating the specific termination provision in this Agreement relied upon, setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, and specifying a “Date of Termination” (a “Notice of Termination”) which, if submitted by Executive, shall be at least thirty (30) days following the date of such notice. A Notice of Termination submitted by the Company may provide for a “Date of Termination” on the date Executive receives the Notice of Termination, or any date thereafter elected by the Company in its sole discretion not to exceed thirty (30) days following the date of such notice. The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause or Good Reason shall not waive any right of Executive or the Company hereunder or preclude Executive or the Company thereafter from asserting such fact or circumstance within a period of six months from the Date of Termination in order to enforce Executive’s or the Company’s otherwise applicable rights hereunder.
(vii)“Disability” shall mean the Executive’s inability due to a mental or physical impairment to substantially perform Executive’s duties for the Company for 90 consecutive days or 180 days in any twoyear period.
(viii)“Good Reason” shall mean the occurrence, without Executive’s express written consent, of: (A) a material diminution in Executive’s employment duties, responsibilities or authority, or the assignment to Executive of duties that are materially inconsistent with Executive’s position; (B) any reduction in Base Salary or any reduction in Executive’s Target Bonus (as expressed as a percentage of Base Salary); or (C) any material breach by the Company of Section 3 or Section 9 of this Agreement; provided that Executive may terminate for Good Reason only if (I) within 90 days of the date Executive has actual knowledge of the occurrence of an event of Good Reason, Executive provides written notice of the Company specifying such event, (II) the Company does not cure such event within 10 business days of such notice if the event is nonpayment of an amount due to Executive or within 60 days of such notice for other events and (III) Executive terminates Executive’s employment within 30 business days of the end of such cure period.
(ix)“Permitted Holders” shall mean each person or entity (and any affiliate of such person) beneficially owning more than 10% of the Company’s voting stock on the Effective Date.
(x)“Subsidiary” of the Company shall mean any corporation of which the Company owns, directly or indirectly, more than fifty percent (50%) of the voting stock.
(g)Other Positions. Executive shall immediately resign, and shall be deemed to have immediately resigned without the requirement of any additional action, from any and all position Executive holds with the Company and its Affiliates on Executive’s Date of Termination.
(h)Breach of Payment Obligation. If the Company fails (other than pursuant to Section 18) to pay any amount due to Executive (or Executive’s estate) pursuant to this Section 4 as a result of Executive’s termination of employment within the fifteen (15) day period following written notice by Executive (it being understood and agreed that such notice may not be given until any such material payment has not been paid for at least 15 days following its scheduled payment date), the restrictions imposed by Section 7(a)(i) and (ii) shall immediately terminate.

5.Confidentiality of Trade Secrets and Business Information. Executive agrees that Executive shall not, at any time during Executive’s employment with the Company or thereafter, disclose or use any trade secret, proprietary or confidential information of the Company or any Subsidiary of the Company (collectively, “Confidential Information”), obtained by Executive during the course of such employment, except for (i) disclosures and uses required in the course of such employment or with the written permission of the Company, (ii) disclosures with respect to any litigation, arbitration or mediation involving this Agreement, including but not limited to, the enforcement of Executive’s rights under this Agreement, or (iii) as may be required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with apparent jurisdiction to order such disclosure; provided that, if, in any circumstance described in clause (iii), Executive receives notice that any third party shall seek to compel Executive by process of law to disclose any Confidential Information, Executive shall promptly notify the Company and provide reasonable cooperation to the Company (at the Company’s sole expense) in seeking a protective order against such disclosure. Notwithstanding the foregoing, “Confidential Information” shall not include information that is or becomes publicly known outside the Company or any of its subsidiaries other than due to a breach of Executive’s obligations under this paragraph.
6.Return of Information. Executive agrees that at the time of any termination of Executive’s employment with the Company or expiration of the Term, whether at the instance of Executive or the Company, and regardless of the reasons therefore, Executive shall deliver to the Company (at the Company’s expense), any and all notes, files, memoranda, papers and, in general, any and all physical (including electronic) matter containing Confidential Information that are in Executive’s possession or under Executive’s control, except as otherwise consented in writing by the Company at the time of such termination. The foregoing shall not prevent Executive from retaining copies of personal diaries, personal notes, personal address books, personal calendars, and any other personal information (including, without limitation, information relating to Executive’s compensation), but only to the extent such copies do not contain any Confidential Information other than that which relates directly to Executive, including Executive’s compensation.
7.Noncompetition, Noninterference, Nondisparagement and Cooperation.
(a)General. In consideration for the compensation payable to Executive under this Agreement, Executive agrees that Executive shall not, other than in carrying out Executive’s duties hereunder, directly or indirectly, do any of the following (i) during Executive’s employment with the Company and its Subsidiaries and for a period of one (1) year after any termination of such employment, render services in any capacity (including as an employee, director, member, consultant, partner, investor or independent contractor) to a Competitor, (ii) during Executive’s employment with the Company and its Subsidiaries and for a period of one (1) year after any termination of such employment, attempt to, or assist any other person in attempting to, employ, engage, retain or partner with, any person who is then, or at any time during the ninety (90) dayperiod prior thereto was, a director, officer or other executive of the Company or a Subsidiary, or encourage any such person or any consultant, agent or independent contractor of the Company or any Subsidiary to terminate or adversely alter or modify such relationship with the Company or any Subsidiary, provided that this section (ii) shall not be violated by general advertising, general internet postings or other general solicitation in the ordinary course not specifically targeted at such persons, nor (iii) during Executive’s employment with the Company and its Subsidiaries and for a period of one (1) year after any termination of employment, solicit any then current customer (excluding any patrons of the Company’s amusement parks) or business partner of the Company or any Subsidiary to terminate, alter or modify its relationship with the Company or the Subsidiary or to interfere with the Company’s or any Subsidiary’s relationships with any of its customers or business partners. During the Term and for one (1) year thereafter, Executive agrees not to make any public statement that is intended to or would reasonably be expected to disparage the Company, its Affiliates or its or their directors, officers, employees, businesses or products other than as required in the good faith discharge of Executive’s duties hereunder. During the Term and for one (1) year thereafter, the Company (including directors and officers of the Company in their capacity as such) agrees that it shall not make any public statement that is intended to or would reasonably be expected to disparage Executive. At the request of Executive, the Company shall direct its directors and officers to not make any statements that would violate this Section 7(a) if they were made by the Company and shall use its commercially reasonable efforts to enforce such direction. Notwithstanding the foregoing, nothing in this Section shall prevent any person from (A) responding publicly to any incorrect, disparaging or derogatory public statement made by or on behalf of the other party to the extent reasonably necessary to correct or refute such public statement or (B) making any truthful statement to the extent required by law.
(b)Cooperation. Executive agrees to cooperate, in a reasonable manner and at the expense of the Company, with the Company and its attorneys, both during and after the termination of Executive’s employment, in connection with any litigation or other proceeding arising out of or relating to matters in which Executive was involved prior to the termination of Executive’s employment so long as such cooperation does not materially interfere with Executive’s employment or consulting. In the event that such cooperation is required after the termination of the Executive’s employment with the Company and its Subsidiaries, the Company shall pay the Executive at the rate of $4,500 per day and outofpocket expenses approved in advance by the Company after presentation by the Executive of reasonable documentation related thereto.

(c)Definition. For purposes of this Agreement, “Competitor” shall mean any business or enterprise in the theme park business, which shall include, without limitation, amusement and water parks. Notwithstanding the foregoing, Executive’s provision of services to an Affiliate or unit of a Competitor that is not directly engaged in the theme park business shall not be a violation of the restrictions of this Section 7 so long as Executive does not provide material services in respect of the theme park business and does not have material direct or indirect managerial or oversight responsibility or authority for the theme park business. Nothing contained herein shall prevent Executive from acquiring, solely as an investment, any publicly traded securities of any person so long as Executive remains a passive investor in such person and does not own more than one percent (1%) of the outstanding securities thereof.
8.Enforcement. Executive acknowledges and agrees that: (i) the purpose of the covenants set forth in Sections 5 through 7 above (the “Restrictive Covenants”) is to protect the goodwill, trade secrets and other confidential information of the Company; (ii) because of the nature of the business in which the Company is engaged and because of the nature of the Confidential Information to which Executive has access, it would be impractical and excessively difficult to determine the actual damages of the Company in the event Executive breached any such covenants; and (iii) remedies at law (such as monetary damages) for any breach of Executive’s obligations under the Restrictive Covenants would be inadequate. Executive therefore agrees and consents that if Executive commits any breach of a Restrictive Covenant, the Company shall have the right (in addition to, and not in lieu of, any other right or remedy that may be available to it) to temporary and permanent injunctive relief from a court of competent jurisdiction, without posting any bond or other security and without the necessity of proof of actual damage. If any portion of the Restrictive Covenants is hereafter determined to be invalid or unenforceable in any respect, such determination shall not affect the remainder thereof, which shall be given the maximum effect possible and shall be fully enforced, without regard to the invalid portions. In particular, without limiting the generality of the foregoing, if the covenants set forth in Section 7 are found by a court or an arbitrator to be unreasonable, Executive and the Company agree that the maximum period, scope or geographical area that is found to be reasonable shall be substituted for the stated period, scope or area, and that the court or arbitrator shall revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. If any of the Restrictive Covenants are determined to be wholly or partially unenforceable in any jurisdiction, such determination shall not be a bar to or in any way diminish the Company’s right to enforce any such covenant in any other jurisdiction.
9.Indemnification.
(a)The Company agrees that if Executive is made a party to, is threatened to be made a party to, receives any legal process in, or receives any discovery request or request for information in connection with, any action, suit or proceeding, whether civil, criminal, administrative or investigative, excluding any action instituted by Executive, any action related to any actual violation of Section 16 of the Exchange Act by Executive or any action brought by the Company for compensation or damages related to Executive’s breach of this Agreement (a “Proceeding”), by reason of the fact that Executive was a director, officer, employee, consultant or agent of the Company, or was serving at the request of, or on behalf of, the Company as a director, officer, member, employee, consultant or agent of another corporation, limited liability corporation, partnership, joint venture, trust or other entity, including service with respect to employee benefit plans, whether or not the basis of such Proceeding is Executive’s alleged action in an official capacity while serving as a director, officer, member, employee, consultant or agent of the Company or other entity, Executive shall be indemnified and held harmless by the Company to the fullest extent permitted or authorized by the Company’s certificate of incorporation or bylaws or, if greater, by applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys’ fees reasonably incurred, judgments, fines, taxes or penalties and amounts paid or to be paid in settlement and any reasonable cost and fees incurred in enforcing Executive’s rights to indemnification or contribution) incurred or suffered by Executive in connection therewith, and such indemnification shall continue as to Executive even though Executive has ceased to be a director, officer, member, employee, consultant or agent of the Company or other entity and shall inure to the benefit of Executive’s heirs, executors and administrators. The Company shall reimburse Executive for all costs and expenses (including, without limitation, reasonable attorneys’ fees) incurred by Executive in connection with any Proceeding within twenty (20) business days after receipt by the Company of a written request for such reimbursement and appropriate documentation associated with these expenses. Such request shall include an undertaking by Executive to repay the amount of such advance if it shall ultimately be determined that Executive is not entitled to be indemnified against such costs and expenses; provided that the amount of such obligation to repay shall be limited to the aftertax amount of any such advance except to the extent Executive is able to offset such taxes incurred on the advance by the tax benefit, if any, attributable to a deduction for repayment.
(b)Neither the failure of the Company (including its board, independent legal counsel or stockholders) to have made a determination prior to the commencement of any proceeding concerning payment of amounts claimed by Executive under Section 9(a) above that indemnification of Executive is proper because Executive has met the applicable standard of conduct, nor a determination by the Company (including its board, independent legal counsel or stockholders) that

Executive has not met such applicable standard of conduct, shall create a presumption or inference that Executive has not met the applicable standard of conduct.
(c)The Company agrees to continue and maintain a directors’ and officers’ liability insurance policy covering Executive at a level, and on terms and conditions, no less favorable to Executive than the coverage the Company provides other similarlysituated executives for six years after Executive’s Date of Termination or such longer statute of limitation period.
(d)Nothing in this Section 9 shall be construed as reducing or waiving any right to indemnification, or advancement of expenses, Executive would otherwise have under the Company’s certificate of incorporation or bylaws or under applicable law.
10.Arbitration. Subject to Section 8, in the event that any dispute arises between the Company and Executive regarding or relating to this Agreement and/or any aspect of Executive’s employment relationship with the Company, the parties consent to resolve such dispute through mandatory arbitration under the Commercial Rules of the American Arbitration Association (“AAA”), before a single arbitrator in Dallas, Texas. The parties hereby consent to the entry of judgment upon award rendered by the arbitrator in any court of competent jurisdiction. Notwithstanding the foregoing, however, should adequate grounds exist for seeking immediate injunctive or immediate equitable relief, any party may seek and obtain such relief. The parties hereby consent to the exclusive jurisdiction of the state and Federal courts of or in the State of Texas for purposes of seeking such injunctive or equitable relief as set forth above. Outofpocket costs and expense reasonably incurred by Executive in connection with such arbitration (including attorneys’ fees) shall be paid by the Company with respect to each claim on which the arbitrator determines Executive prevails.
11.Mutual Representations.
(a)Executive acknowledges that before signing this Agreement, Executive was given the opportunity to read it, evaluate it and discuss it with Executive’s personal advisors. Executive further acknowledges that the Company has not provided Executive with any legal advice regarding this Agreement.
(b)Executive represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof (i) shall not constitute a default under, or conflict with, any agreement or other instrument to which Executive is a party or by which Executive is bound and (ii) as to Executive’s execution and delivery of this Agreement do not require the consent of any other person.
(c)The Company represents and warrants to Executive that (i) the execution, delivery and performance of this Agreement by the Company has been fully and validly authorized by all necessary corporate action, (ii) the person signing this Agreement on behalf of the Company is duly authorized to do so, (iii) the execution, delivery and performance of this Agreement does not violate any applicable law, regulation, order, judgment or decree or any agreement, plan or corporate governance document to which the Company is a party or by which it is bound and (iv) upon execution and delivery of this Agreement by the parties, it shall be a valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally.
(d)Each party hereto represents and warrants to the other that this Agreement constitutes the valid and binding obligations of such party enforceable against such party in accordance with its terms.
12.Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given when delivered (i) personally, (ii) by registered or certified mail, postage prepaid with return receipt requested, (iii) by facsimile with evidence of completed transmission, or (iv) delivered by overnight courier to the party concerned at the address indicated below or to such changed address as such party may subsequently give such notice of:

If to the Company:	Six Flags Entertainment Corporation. 924 Avenue J East Grand Prairie, Texas 75050 Phone: (972) 595-5000
Attention: Senior Vice President Administration Fax: (972) 595-5175
If to Executive:	At the Executive’s last residence shown on the records of the Company

13.Assignment and Successors. This Agreement is personal in its nature and none of the parties hereto shall, without the consent of the others, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder, and such transferee or successor shall be required to assume such obligations by contract (unless such assumption occurs by operation of law). Anything herein to the contrary notwithstanding, Executive shall be entitled to select (and change, to the extent permitted under any applicable law) a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following Executive’s death or judicially determined incompetence by giving the Company written notice thereof. In the event of Executive’s death or a judicial determination of Executive’s incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to Executive’s beneficiary, estate or other legal representative.
14.Governing Law; Amendment. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without reference to principles of conflict of laws. This Agreement may not be amended or modified except by a written agreement executed by Executive and the Company or their respective successors and legal representatives.
15.Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law.
16.Tax Withholding. Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations.
17.No Waiver. Executive’s or the Company’s failure to insist upon strict compliance with any provision of, or to assert any right under, this Agreement shall not be deemed to be a waiver of such provision or right or of any other provision of or right under this Agreement. Any provision of this Agreement may be waived by the parties hereto; provided that any waiver by any person of any provision of this Agreement shall be effective only if in writing and signed by each party and such waiver must specifically refer to this Agreement and to the terms or provisions being modified or waived.
18.No Mitigation. In no event shall Executive be obligated to seek other employment or take other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and, except as set forth herein, such amounts shall not be subject to offset or otherwise reduced whether or not Executive obtains other employment. The Company’s obligation to make any payment pursuant to, and otherwise to perform its obligations under, this Agreement shall not be affected by any offset, counterclaim or other right that the Company have against Executive for any reason; provided that the Company may cease making the payments or providing the benefits, in each case, under Section 4 if Executive materially violates the provisions of Sections 5, 6 and 7 and, if curable, does not cure such violation within fifteen (15) days after written notice from the Company.
19.Section 409A. This Agreement is intended to satisfy the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) with respect to amounts, if any, subject thereto and shall be interpreted and construed and shall be performed by the parties consistent with such intent. To the extent Executive would otherwise be entitled to any payment under this Agreement, or any plan or arrangement of the Company or its Affiliates, that constitutes a “deferral of compensation” subject to Section 409A and that if paid during the six (6) months beginning on the Date of Termination of Executive’s employment would be subject to the Section 409A additional tax because Executive is a “specified employee” (within the meaning of Section 409A and as determined by the Company), the payment will be paid to Executive on the earlier of the six (6) month anniversary of Executive’s Date of Termination or death. To the extent Executive would otherwise be entitled to any benefit (other than a payment) during the six (6) months beginning on termination of Executive’s employment that would be subject to the Section 409A additional tax, the benefit will be delayed and will begin being provided on the earlier of the first day following the six (6) month anniversary of Executive’s Date of Termination or death. Any payment or benefit due upon a termination of employment that represents a “deferral of compensation” within the meaning of Section 409A shall be paid or provided only upon a “separation from service” as defined in Treasury Regulation § 1.409A1(h). Each payment made under this Agreement shall be deemed to be a separate payment for purposes of Section 409A. Amounts payable under this Agreement shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation §§ 1.409A1(b)(4) (“ShortTerm Deferrals”) and (b)(9) (“Separation Pay Plans,” including the exception under subparagraph (iii)) and other applicable provisions of Treasury Regulation § 1.409A1 through A6. Notwithstanding anything to the contrary in this Agreement or elsewhere, any payment or benefit under this Agreement or otherwise that is exempt from Section 409A pursuant to Treasury Regulation § 1.409A1(b)(9)(v)(A) or (C) (relating to certain reimbursements and inkind benefits) shall be paid or provided only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second calendar year following the calendar year in which Executive’s “separation from service” occurs; and provided further that such expenses are reimbursed no later than the last day of the third calendar year following the calendar year in which Executive’s “separation from service” occurs. To the extent any expense reimbursement (including without limitation any reimbursement of interest or penalties related to taxes) or the provision of any inkind benefit is determined to be subject to Section 409A (and not exempt pursuant to the prior sentence or otherwise), the amount of any such expenses eligible for reimbursement, or the provision of any inkind benefit, in one calendar year shall not affect the expenses eligible for reimbursement in any other calendar year (except for any lifetime or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any inkind benefit be subject to liquidation or exchange for another benefit.
20.Headings. The Section headings contained in this Agreement are for convenience only and in no manner shall be construed as part of this Agreement.
21.Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and shall supersede all prior agreements, whether written or oral, with respect thereto. In the event of any inconsistency between the terms of this Agreement and the terms of any other Company plan, policy, equity grant, arrangement or agreement with Executive, the provisions most favorable to Executive shall govern.
22.Duration of Terms. The respective rights and obligations of the parties hereunder shall survive any termination of Executive’s employment to the extent necessary to give effect to such rights and obligations.
23.Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
24.Certain Change in Control Payments. Notwithstanding any provision of this Agreement to the contrary, if any payments or benefits Executive would receive from the Company under this Agreement or otherwise in connection with the Change in Control (the “Total Payments”) (a) constitute “parachute payments” within the meaning of Section 280G of the Code, and (b) but for this Section 24, would be subject to the excise tax imposed by Section 4999 of the Code, then Executive will be entitled to receive either (i) the full amount of the Total Payments or (ii) a portion of the Total Payments having a value equal to $1 less than three (3) times such individual’s “base amount” (as such term is defined in Section 280G(b)(3)(A) of the Code), whichever of (i) and (ii), after taking into account applicable federal, state, and local income taxes and the excise tax imposed by Section 4999 of the Code, results in the receipt by such employee on an after-tax basis, of the greatest portion of the Total Payments. Any determination required under this Section 24 shall be made in writing by the accountant or tax counsel selected by the Executive. If there is a reduction pursuant to this Section 24 of the Total Payments to be delivered to the applicable Executive and to the extent that an ordering of the reduction other than by the Executive is required by Section 19 or other tax requirements, the payment reduction contemplated by the preceding sentence shall be implemented by determining the “Parachute Payment Ratio” (as defined below) for each “parachute payment” and then reducing the “parachute payments” in order beginning with the “parachute payment” with the highest Parachute Payment Ratio. For “parachute payments” with the same Parachute Payment Ratio, such “parachute payments” shall be reduced based on the time of payment of such “parachute payments,” with amounts having later payment dates being reduced first. For “parachute payments” with the same Parachute Payment Ratio and the same time of payment, such “parachute payments” shall be reduced on a pro rata basis (but not below zero) prior to reducing “parachute payments” with a lower Parachute Payment Ratio. For purposes hereof, the term “Parachute Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable “parachute payment” for purposes of Section 280G of the Code and the denominator of which is the actual present value of such payment.

IN WITNESS WHEREOF, Executive and the Company have caused this Agreement to be executed as of the date first above written.

SIX FLAGS ENTERTAINMENT CORPORATION.
By:	/s/ WALTER S. HAWRYLAK

/s/ MARSHALL BARBER
Marshall Barber

Exhibit A
Agreement and General Release
Agreement and General Release (“Agreement”), by and between Marshall Barber (“Executive” and referred to herein as “you”) and Six Flags Entertainment Corporation, a Delaware corporation (the “Company”).
1.    In exchange for your waiver of claims against the Released Persons (as defined below) and compliance with the other terms and conditions of this Agreement, upon the effectiveness of this Agreement, the Company agrees to provide you with the payments and benefits provided in Section 4 of your employment agreement with the Company, dated February 19, 2016 (the “Employment Agreement”) in accordance with the terms and conditions of the Employment Agreement.
2.    (a) In consideration for the payments and benefits to be provided to you pursuant to Section 1 above, you, for yourself and for your heirs, executors, administrators, trustees, legal representatives and assigns (hereinafter referred to collectively as “Releasors”), forever release and discharge the Company and its subsidiaries, divisions, affiliates and related business entities, successors and assigns, and any of its or their respective directors, officers, fiduciaries, agents, trustees, administrators, employees and assigns (in each case, in their capacity as such) (collectively the “Released Persons”) from any and all claims, suits, demands, causes of action, covenants, obligations, debts, costs, expenses, fees and liabilities of any kind whatsoever in law or equity, by statute or otherwise, whether known or unknown, vested or contingent, suspected or unsuspected and whether or not concealed or hidden (collectively, the “Claims”), which you have had, now have, or may have against any of the Released Persons by reason of any act, omission, transaction, practice, plan, policy, procedure, conduct, occurrence, or other matter arising up to and including the date on which you sign this Agreement, except as provided in subsection (c) below.
(b)    Without limiting the generality of the foregoing, this Agreement is intended to and shall release the Released Persons from any and all such claims, whether known or unknown, which you have had, now have, or may have against the Released Persons arising out of your employment or termination thereof, including, but not limited to: (i) any claim under the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Employee Retirement Income Security Act of 1974 (excluding claims for accrued, vested benefits under any employee benefit or pension plan of the Released Persons subject to the terms and conditions of such plan and applicable law), the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act of 1988, or the Fair Labor Standards Act of 1938, in each case as amended [update as appropriate]; (ii) any other claim whether based on federal, state, or local law (statutory or decisional), rule, regulation or ordinance, including, but not limited to, breach of contract (express or implied), wrongful discharge, detrimental reliance, defamation, emotional distress or compensatory or punitive damages; and (iii) any claim for attorneys’ fees, costs, disbursements and/or the like.
(c)    Notwithstanding the foregoing, nothing in this Agreement shall be a waiver of claims: (1) that arise after the date on which you sign this Agreement, including, without limitation, such claims related to any equity award held by you; (2) for the payments or benefits required to be provided under Section 4 of the Employment Agreement; (3) regarding rights of indemnification and receipt of legal fees and expenses to which you are entitled under the Employment Agreement, the Company’s or a subsidiary of the Company’s Certificate of Incorporation or By laws (or similar instrument), pursuant to any separate writing between you and the Company or any subsidiary of the Company or pursuant to applicable law; or (4) relating to any claims for accrued, vested benefits under any employee benefit plan or retirement plan of the Released Persons subject to the terms and conditions of such plan and applicable law (excluding any severance or termination pay plan, program or arrangement, claims to which are specifically waived hereunder.
(d)    In signing this Agreement, you acknowledge that you intend that this Agreement shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. You expressly consent that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown, unsuspected or unanticipated Claims, if any, as well as those relating to any other Claims hereinabove mentioned or implied. [Update to include reference to any applicable statute regarding the waiver of unknown claims.]
3.    (a) This Agreement is not intended, and shall not be construed, as an admission that any of the Released Persons has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever against you.
(b)    Should any provision of this Agreement require interpretation or construction, it is agreed by the parties that the entity interpreting or constructing this Agreement shall not apply a presumption against one party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the document.

(c)    You represent and warrant that you have not assigned or transferred to any person or entity any of my rights which are or could be covered by this Agreement, including but not limited to the waivers and releases contained in this Agreement.
4.    This Agreement is binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, administrators, successors and assigns.
5.    This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.
6.    You acknowledge that you: (a) have carefully read this Agreement in its entirety; (b) have had an opportunity to consider for at least [twentyone (21)] [forty-five (45)] days the terms of this Agreement; (c) are hereby advised by the Company in writing to consult with an attorney of your choice in connection with this Agreement; (d) fully understand the significance of all of the terms and conditions of this Agreement and have discussed them with your independent legal counsel, or have had a reasonable opportunity to do so; (e) have had answered to your satisfaction by your independent legal counsel any questions you have asked with regard to the meaning and significance of any of the provisions of this Agreement; and (f) are signing this Agreement voluntarily and of your own free will and agree to abide by all the terms and conditions contained herein.
7.    You understand that you will have at least [twentyone (21)] [forty-five (45)] days from the date of receipt of this Agreement to consider the terms and conditions of this Agreement. You may accept this Agreement by signing it and returning it to the Company’s General Counsel at the address specified pursuant to Section 12 of the Employment Agreement on or before __________. After executing this Agreement, you shall have seven (7) days (the “Revocation Period”) to revoke this Agreement by indicating your desire to do so in writing delivered to the General Counsel at the address above by no later than 5:00 p.m. on the seventh (7th) day after the date you sign this Agreement. The effective date of this Agreement shall be the eighth (8th) day after you sign the Agreement (the “Agreement Effective Date”). If the last day of the Revocation Period falls on a Saturday, Sunday or holiday, the last day of the Revocation Period will be deemed to be the next business day. In the event you do not accept this Agreement as set forth above, or in the event you revoke this Agreement during the Revocation Period, this Agreement, including but not limited to the obligation of the Company to provide the payments and benefits provided in Section 1 above, shall be deemed automatically null and void.
8.    Any dispute regarding this Agreement shall be subject to Delaware law without reference to its choice of law provisions. You agree to reimburse the Company for outofpocket costs and expense reasonably incurred by in connection with enforcing this Agreement (including attorney’s fees) with respect to each claim on which the Company substantially prevails.

EXECUTIVE

Marshall Barber

SIX FLAGS ENTERTAINMENT CORPORATION